SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 1, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 1, 2004, regarding Amendment to Revolving USD 1 Billion Credit Facility

Press Release July 1, 2004

Ericsson amends revolving USD 1 billion credit facility

Telefonaktiebolaget LM Ericsson has signed an amendment that improves the terms and conditions of its USD one billion revolving credit facility. The amended facility, maturing in September 2007 and structured as a forward start agreement (FSA), will replace the existing facility of USD one billion, which matures in September 2004.

As stated in the annual report 2003, the existing facility was subject to certain financial covenants and availability tests, which Ericsson would need to comply with prior to any drawdown and under certain circumstances, also required security to be offered as a condition to drawdown.

The amended facility does not have any requirement for security, nor an Availability Test. Further, the financial covenant structure has been simplified and the pricing of the facility has been adjusted to reflect current market conditions and the company’s improved performance since the existing facility was signed in September 2003.

All of the core relationship banks that participated in the existing facility, ABN AMRO, BNP Paribas, Citigroup Credit Agricole Indosuez, Deutsche Bank, Goldman Sachs Credit Partners L.P., HSBC, JPMorgan, Morgan Stanley, Nordea, SEB Merchant Banking, Svenska Handelsbanken and Swedbank, also supported the amendment. The amendment was co-ordinated by ABN AMRO, Citigroup, Nordea and SEB Merchant Banking.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Investors:

Gary Pinkham, Vice President Investor Relations

Ericsson Group Function Communications

+46 8 719 00 00

Glenn Sapadin, Investor Relations Manager

Ericsson Group Function Communications

+1 212 843 8435

Email: investor.relations@ericsson.com

Media:

Kathy Egan, Corporate Communications, Ericsson Inc.

+1 212 685 4030

E-mail: pressrelations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 1, 2004